UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Private Placement

On June 29, 2020, Therapix Biosciences Ltd. (“Therapix,” or the “Company”) entered into definitive agreements (the “Purchase Agreements”) with several accredited and institutional investors providing for the issuance of an aggregate of 5.2 million American Depositary Shares (“ADSs”) at a purchase price of $0.50 per ADS, and warrants to purchase up to 2.6 million ADSs (the “Warrants,” and together with the ADSs, the “Securities”) in a private placement (the “Private Placement”).

The Company’s press release issued on June 29, 2020, which is attached hereto as Exhibit 99.1, provides additional information.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the ADSs, including ADSs issuable upon exercise of the Warrants described above.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Notice of Delisting

On June 30, 2020, the Company, received a written notice (the “Notice”) from the Nasdaq Hearings Panel (the “Panel”) detailing the decision of the Panel to delist the Company’s ADSs from The Nasdaq Capital Market (“Nasdaq”). In accordance with the Notice, suspension of trading in the ADSs will be effective at the open of business on July 2, 2020.

Nasdaq will complete the delisting of the Company’s ADSs by filing a Form 25-NSE with the SEC, which will have the effect of removing the Company’s ADSs from listing on Nasdaq and registration with the SEC, after the applicable appeal period has lapsed. The Company may request that the Nasdaq Listing and Hearing Review Council review the Panel’s decision within 15 days from the date of the Notice.

Injunction from Israeli Court

Following a motion filed by a shareholder of the Company to the Tel Aviv district court, Israel, on June 30, 2020, a temporary injunction was granted by the court against the Company prohibiting the Company from making any changes in its share capital or adopting any resolution which is not in the ordinary course of business of the Company until a hearing, currently scheduled for July 8, 2020. As a result, the closing of the Company’s previously announced $2.6 million Purchase Agreements will not take place on July 1, 2020.

Attached hereto and incorporated herein are the following: (i) Exhibit 99.1 - the Company’s press release issued on June 29, 2020, titled “Therapix Biosciences Raises $2.6 Million in Private Placement,” (ii) Exhibit 99.2 - the Company’s press release issued on July 1, 2020, titled “Therapix Biosciences Receives Notice of Delisting and Injunction from Israeli Court,” (iii) Exhibit 99.3 - Form of Securities Purchase Agreement, (iv) Exhibit 99.4 - Form of Warrant, and (v) Exhibit 99.5 - Form of Registration Rights Agreement.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the proposed Private Placement, including the successful closing of the Private Placement and planned use of the net proceeds from the Private Placement. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Therapix Biosciences Ltd. on June 29, 2020, titled “Therapix Biosciences Raises $2.6 Million in Private Placement.”

99.2	Press Release issued by Therapix Biosciences Ltd. on July 1, 2020, titled “Therapix Biosciences Receives Notice of Delisting and Injunction from Israeli Court.”

99.3	Form of Securities Purchase Agreement.

99.4	Form of Warrant.

99.6	Form of Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: July 1, 2020	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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